UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number	333-183569-02
NISSAN AUTO RECEIVABLES 2013-B OWNER TRUST
(Exact name of registrant as specified in its charter)
One Nissan Way, Franklin, Tennessee 37067, (615) 725-1121
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

0.21000% Asset Backed Notes, Class A-1; 0.52% Asset Backed Notes, Class A-2;
0.84% Asset Backed Notes, Class A-3; 1.31% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☑

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934 NISSAN AUTO RECEIVABLES 2013-B OWNER TRUST has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NISSAN MOTOR ACCEPTANCE CORPORATION, as Administrative Agent

Date: October 24, 2017	By:	/s/ Riley A. McAndrews
Name: Riley A. McAndrews
Title: Assistant Treasurer